                        Chadbourne & Parke LLP Letterhead
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

                                                                   July 13, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

              Re:  ORBCOMM Inc.
                   Amendment No. 1 to Registration Statement on Form S-1 Filed on May 12, 2006
                   (FILE NO. 333-134088)
                   ------------------------------------------------------

Ladies and Gentlemen:

         On behalf of ORBCOMM Inc., a Delaware corporation (the "Company"), transmitted herewith is Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement on Form S-1 (File No. 333-134088), marked to show changes from the Registration Statement on Form S-1 filed on May 12, 2006 (the "Form S-1").

         This letter also is in response to the comments of the staff of the Securities and Exchange Commission (the "SEC") made in the letter dated June 9, 2006 (the "Comment Letter") from Ms. Peggy Fisher, Assistant Director of the SEC, to Christian G. Le Brun, General Counsel of the Company, in connection with the Form S-1. Set forth below are the staff's comments contained in Ms. Fisher's letter (in bold face type) followed by the Company's responses.

         In addition to changes made to address the staff's comments, Amendment No. 1 includes various updating information, including unaudited financial information with respect to the business of the Company as of and for the three months ended March 31, 2006.

FORM S-1

      1. DELETE "SOLE BOOK-RUNNING MANAGER" AND "JOINT LEAD MANAGER" FROM THE COVER PAGE, OR RELOCATE THEM TO THE BACK COVER PAGE, IN ACCORDANCE WITH THE STAFF'S LONG STANDING POSITION.

            In response to the staff's comment, the Company has revised the Form S-1 to relocate "Sole Book-Running Manager" and "Joint Lead Manager" from the cover page to the back cover page in Amendment No. 1.

Securities and Exchange Commission     -2-                         July 13, 2006

      2. PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS YOU CIRCULATE WILL INCLUDE ALL NON-RULE 430A INFORMATION. THIS INCLUDES THE PRICE RANGE AND RELATED INFORMATION BASED ON A BONA FIDE ESTIMATE OF THE PUBLIC OFFERING PRICE WITHIN THAT RANGE, AND OTHER INFORMATION THAT WAS LEFT BLANK THROUGHOUT THE DOCUMENT. ALSO, NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER YOU FILE THIS INFORMATION.

                  The Company confirms that any preliminary prospectus
            circulated will include substantially all non-Rule 430A information, including the price range and related information. The Company intends to provide such information in a further amendment to the Form S-1.

      3. PLEASE PROVIDE US A COMPLETE LIST OF COUNTRIES IN WHICH YOU OPERATE AND HAVE CUSTOMERS.

                  The Company supplementally advises the staff that the Company is authorized directly or indirectly through its licensees to provide communications services in the following countries and territories:

     ---------------------------------------------------------------------------
     Argentina          Australia          Belgium             Bolivia
     ---------------------------------------------------------------------------
     Brazil             Canada             Chile               Colombia
     ---------------------------------------------------------------------------
     Czech Republic     Denmark            Estonia             Finland
     ---------------------------------------------------------------------------
     France (1)         Germany            Hungary             Iceland
     ---------------------------------------------------------------------------
     Ireland (Republic  Iraq               Italy               Japan
     of)
     ---------------------------------------------------------------------------
     Kazakhstan         Korea (Republic    Luxembourg          Malaysia
                        of)
     ---------------------------------------------------------------------------
     Morocco            Netherlands        Netherlands         New Zealand
                                           Antilles
     ---------------------------------------------------------------------------
     Norway             Panama             Paraguay            Peru
     ---------------------------------------------------------------------------
     Poland             Portugal           Romania             Slovak Republic
     ---------------------------------------------------------------------------
     Slovenia           South Africa       Spain               Sweden
     ---------------------------------------------------------------------------
     Switzerland        Turkey             United Kingdom (2)  United States (3)
     ---------------------------------------------------------------------------
     Uruguay            Venezuela
     ---------------------------------------------------------------------------

            (1) FRENCH TERRITORIES INCLUDE: BASSAS DA INDIA, CLIPPERTON ISLAND, EUROPA ISLAND, FRENCH GUIANA, FRENCH POLYNESIA, FRENCH SOUTHERN AND ANTARCTIC LANDS, GLORIOSO ISLANDS, GUADELOUPE, JUAN DE NOVA ISLAND, MARTINIQUE, MAYOTTE, NEW CALEDONIA, REUNION, SAINT PIERRE AND MIQUELON, TROMELIN ISLAND, WALLIS AND FUTUNA.

            (2) U.K. TERRITORIES INCLUDE NORTHERN IRELAND.

            (3) U.S. TERRITORIES INCLUDE: THE CARIBBEAN INSULAR AREAS, COMMONWEALTH OF PUERTO RICO, NAVASSA ISLAND, UNITED STATES VIRGIN ISLANDS, PACIFIC INSULAR AREAS, AMERICA SAMOA, BAKER ISLAND, COMMONWEALTH OF NORTHERN MARIANA ISLANDS, GUAM ISLAND, HOWLAND ISLAND, JARVIS ISLAND, JOHNSTON ISLAND, KINGMAN REEF, MIDWAY ISLAND AND PALMYRA ISLAND.

Securities and Exchange Commission     -3-                         July 13, 2006

            The Company also supplementally advises the staff that because our subscriber communicators are generally attached to assets that are mobile, they can operate in a number of the countries and territories listed above and it is difficult to pinpoint where the Company is operating at any given time. The Company further supplementally advises the staff that its billing customers are located in the following countries:

      -----------------------------------------------------------------
      Argentina         Australia        Belgium        Bolivia
      -----------------------------------------------------------------
      Brazil            Canada           Chile          Colombia
      -----------------------------------------------------------------
      Germany           Ireland          Japan          Kazakhstan
                        (Republic of)
      -----------------------------------------------------------------
      Korea (Republic   Malaysia         Morocco        Netherlands
      of)
      -----------------------------------------------------------------
      New Zealand       Paraguay         Peru           Spain
      -----------------------------------------------------------------
      Taiwan            Turkey           United Kingdom United States
      -----------------------------------------------------------------
      Uruguay
      -----------------------------------------------------------------

      4.    PLEASE TELL US WHETHER HARBOR RESEARCH, INC.:

            o     MAKES ITS INDUSTRY REPORTS PUBLICLY AVAILABLE,

            o     RECEIVED COMPENSATION FROM YOU FOR PREPARATION OF THE
                  STATISTICS,

            o     PREPARED THE STATISTICS FOR USE IN THE REGISTRATION STATEMENT,
                  OR

            o     HAS CONSENTED TO YOUR USE OF ITS STATISTICS IN YOUR DOCUMENT.

                  The Company supplementally advises the staff as follows:
            Harbor Research, Inc. ("Harbor Research") is an independent strategic research firm that independently gathers information and prepares statistics relating to the machine-to-machine and telematics ("M2M") industries. Harbor Research publishes and annually updates a report entitled "Connecting Your Future: a Study on the M2M/Pervasive Internet". In addition to purchasing this report, the Company commissioned Harbor Research to prepare a report for use in the Form S-1 that organizes their existing M2M and telematics industry information into markets that are consistent with the Company's view of its potential addressable markets. The Company paid Harbor Research $9,000 in the aggregate for both their publicly available and customized reports. Harbor Research has consented to the use of its statistics in the Form S-1.

      5. PLEASE BALANCE YOUR DISCLOSURE RELATING TO THE INCREASE IN REVENUES FROM 2002 TO 2005 RESULTING FROM YOUR TURN-AROUND STRATEGY WITH DISCLOSURE REGARDING YOUR NET LOSSES DURING THE LAST THREE FISCAL YEARS AND CUMULATIVE LOSSES THROUGH DECEMBER 31, 2005.

                  In response to the staff's comment, the Company has revised the disclosures under "Summary--Our Company" and "Business--Acquisition and turn-around" in Amendment No. 1 to include a discussion of the Company's net losses during the last

Securities and Exchange Commission     -4-                         July 13, 2006

            three fiscal years and most recent interim period and cumulative losses through March 31, 2006. In addition, the Company has added in each of these sections a cross-reference to the risk factor entitled "We are incurring substantial operating losses and net losses. We contemplate additional future losses. We must significantly increase our revenues to become profitable."

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGE, PAGE 4

      6. REVISE TO BALANCE THE DISCLOSURE RELATING TO YOUR ESTABLISHED GLOBAL NETWORK AND PROVEN TECHNOLOGY WITH THE LIMITATIONS INHERENT IN YOUR SYSTEM, SUCH AS LATENCIES, AND THE FACT THAT YOUR SYSTEM IS OPTIMIZED FOR SMALL PACKET DATA.

                  In response to the staff's comment, the Company has revised the Form S-1 to include disclosure under "Summary--Our Business Strengths and Competitive Advantage" in Amendment No. 1 discussing the risks related to the Company's communications network and technology, including the limitations inherent in the Company's system. In addition, the Company has included a cross-reference to the disclosure under "Risk factors--Risks Related to Our Technology".

RISK FACTORS, PAGE 12

BECAUSE WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS..., PAGE 16

      7. EXPAND THIS RISK FACTOR TO IDENTIFY THE OTHER CUSTOMER THAT REPRESENTED THE REMAINING PORTION OF THE 45.1% OF YOUR REVENUE FOR 2005, AND EXPLAIN THAT THIS WAS FROM THE SALE OF A GATEWAY EARTH STATION. DISCLOSE, IF TRUE, THAT REVENUE FROM THIS CUSTOMER WAS DUE PRIMARILY TO A SINGLE SALE AND MAY NOT BE INDICATIVE OF FUTURE REVENUES FROM THIS CUSTOMER.

                  In response to the staff's comment, the Company has revised the risk factor to identify LeoSat LLP as the purchaser of the gateway earth station that represented approximately 13.5% of the Company's revenue for 2005 and to disclose that such revenue was due to a single sale of a gateway earth station pursuant to a contract entered into in 2003 and may not be indicative of future revenues from this customer because LeoSat LLP, as the country representative for the Kazakhstan region, is unlikely to purchase any additional gateway earth station in the future and the Company's intention is to own any future gateway earth station deployed, to the extent permitted by local laws.

Securities and Exchange Commission     -5-                         July 13, 2006

SOME OF OUR INTERNATIONAL LICENSEES AND COUNTRY REPRESENTATIVES ARE EXPERIENCING SIGNIFICANT OPERATIONAL AND FINANCIAL DIFFICULTIES..., PAGE 16

      8. WE NOTE YOUR DISCLOSURE THAT YOU HAVE HAD TO RECOGNIZE LOWER REVENUES FROM YOUR INTERNATIONAL LICENSEES AND COUNTRY REPRESENTATIVES THAN THEIR USAGE WOULD INDICATE. ILLUSTRATE THE IMPACT OF THIS RISK BY QUANTIFYING THE AMOUNT OF REDUCED REVENUE.

                  In response to the staff's comment, the Company has revised the risk factor to restate the Company's disclosure regarding recognizing lower revenues from providing services to certain international licensees and country representatives ("resellers") who have difficulty paying the service fees invoiced for the Company's communications services to clarify that in some cases, due to collection of these invoices being doubtful, the Company does not reflect in its revenues or accounts receivable invoices for services provided.

                  The Company also supplementally advises the staff as follows:

                  In certain instances, the Company has continued to provide communications services even in the absence of recognizable revenue or payments from such resellers. The Company has chosen to continue providing services to these resellers in order to retain certain significant end-users of its communications system in anticipation of the growth of its overall business, and because the marginal cost of providing these communications services is negligible. In addition, our ability to generate revenues from IVARs, who pay us directly, is dependent upon maintaining licensees and country representatives (such as these resellers), who hold licenses and regulatory authorizations to provide services in certain regions. Although the Company has provided invoices to these resellers, the Company has not reflected such invoices in its revenues or accounts receivable due to their collectibility not being reasonably assured. The Company respectfully submits that because revenue from these resellers has not been recognized or reflected on the Company's financial statements, quantifying the amount of reduced revenue would not provide meaningful information to prospective investors. In addition, one of these resellers, ORBCOMM Europe LLC, is consolidated in the financial statements of the Company and any intercompany transactions are eliminated and not separately reflected in the Company's consolidated financial statements.

ONCE LAUNCHED AND PROPERLY DEPLOYED, OUR SATELLITES ARE SUBJECT TO SIGNIFICANT OPERATING RISKS..., PAGE 22

      9. EXPAND THE RISK FACTOR TO EXPLAIN WHAT HAPPENS TO SATELLITES THAT EXPERIENCE THE ANOMALIES DESCRIBED, AND ADDRESS WHETHER YOU HAVE A PROCEDURE FOR REPAIRING THEM. BRIEFLY DISCUSS THE IMPACT TO YOUR BUSINESS OF THE FAILURE OF THE FIVE NON-OPERATIONAL SATELLITES. ALSO, QUANTIFY THE NUMBER OF SATELLITES EXPERIENCING OPERATION-LIMITING MALFUNCTIONS.

Securities and Exchange Commission     -6-                         July 13, 2006

                  In response to the staff's comment, the Company has expanded the risk factor to address the impact that anomalies have on its satellites and to disclose that, other than with respect to certain software and control anomalies, the Company does not have any procedure for repairing a malfunctioning satellite in orbit. The Company respectfully submits that quantifying the number of satellites experiencing operation-limiting malfunctions in this risk factor does not provide the reader with meaningful information because the type and impact of the malfunction varies by satellite. In response to the staff's comment, the Company has included a cross-reference to the information under "The ORBCOMM communications system--Space Segment" which includes a table describing by satellite the satellite's operational status and the anomalies that affect its operation. As indicated in the tables, the Company's planned "quick-launch" and next-generation satellites are intended to supplement and ultimately replace the existing satellites in its system. The Company respectfully notes that the Company's business model and future results should be unaffected by past anomalies experienced by its satellites, as these assets were impaired at the time of their acquisition by the Company in 2001.

USE OF PROCEEDS, PAGE 28

      10. WE NOTE THAT MESSRS. EISENBERG AND FRANCO WILL RECEIVE A CONTINGENT CASH PAYMENT UPON THE COMPLETION OF AN INITIAL PUBLIC OFFERING. EXPAND HERE TO DISCUSS.

                  In response to the staff's comment, the Company has included the requested disclosure in the "Use of proceeds" section of Amendment No. 1 to discuss the contingent cash payments to Messrs. Eisenberg and Franco as a use of proceeds from the offering.

DILUTION, PAGE 31

      11. WE NOTE THE DISCLOSURE AT THE BOTTOM OF PAGE 32. EXPAND TO DISCLOSE HOW THE NUMBERS AND PERCENTAGES WOULD CHANGE AT THE TOP OF THE PAGE IF ALL OUTSTANDING OPTIONS AND WARRANTS WERE EXERCISED.

                  In response to the staff's comment, the Company has included disclosure that will discuss the impact on the numbers and percentages disclosed in the table if all outstanding options and warrants were exercised. As with the information at the top of the page, the Company intends to provide the specific information in a further amendment to the Form S-1 when the size and price range of the offering have been determined.

Securities and Exchange Commission     -7-                         July 13, 2006

SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 33

      12. PLEASE PROVIDE SELECTED CONSOLIDATED FINANCIAL DATA FOR YEARS ENDED DECEMBER 31, 2001 AND 2002 IN THIS SECTION AND ELSEWHERE, AS APPLICABLE, IN YOUR NEXT AMENDMENT TO FORM S-1.

                  In response to the staff's comment, the Company has provided the consolidated financial data for the period ended December 31, 2001 and the year ended December 31, 2002 in this section and elsewhere in Amendment No. 1, as applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 37

      13. EXPAND YOUR DISCLOSURE TO DESCRIBE THE TERMS OF THE "OPTIONS" YOU HAVE TO ACQUIRE ADDITIONAL SATELLITES.

                  In response to the staff's comment, the Company has provided additional disclosure in Amendment No. 1 to describe the terms of the options it has to acquire additional quick-launch satellite payloads. The Company has also provided additional disclosure in Amendment No. 1 describing the terms of substantially similar options contained in recent contracts that provide for the buses and related integration and launch services for such optional quick-launch satellites.

EBITDA, PAGE 41

      14. WE NOTE THE REASONS WHY YOU BELIEVE EBITDA IS USEFUL FOR MANAGEMENT AND INVESTORS IN EVALUATING YOUR OPERATING PERFORMANCE. HOWEVER, YOU DO NOT APPEAR TO EXPLAIN WHY EBITDA IS A USEFUL LIQUIDITY MEASURE. PLEASE EXPAND YOUR DISCLOSURES TO FURTHER EXPLAIN WHY EBITDA IS USEFUL FOR INVESTORS IN EVALUATING YOUR LIQUIDITY AND ADVISE US. SIMILARLY, REVISE YOUR EBITDA SECTION IN SELECTED CONSOLIDATED FINANCIAL DATA SECTION AND ELSEWHERE IN THE FILING. REFER TO ITEM 10(E) OF REGULATION S-K.

                  Upon reconsideration, the Company does not believe that at this stage of the Company's development EBITDA is a useful measure of discretionary cash available to the Company to invest in the growth of the Company or to satisfy its working capital requirements. Accordingly, the Company has revised its disclosure in Amendment No. 1 to remove the reference to EBITDA as a useful liquidity measure and to remove the reconciliation between EBITDA and net cash (used in) provided by operating activities.

STOCK BASED COMPENSATION, PAGE 46

      15. WE NOTE YOUR STATEMENT THAT "[W]E DID NOT ENGAGE INDEPENDENT APPRAISERS TO DETERMINE FAIR VALUE; INSTEAD WE USED AS FAIR VALUE THE CONVERSION PRICE OF OUR PREFERRED STOCK INTO SHARES OF COMMON STOCK, WHICH WAS EQUAL TO THE SALES PRICE OF

Securities and Exchange Commission     -8-                         July 13, 2006

            OUR PREFERRED STOCK TO UNAFFILIATED PARTIES OCCURRING CLOSEST TO THE DATES OF THE VARIOUS OPTION GRANTS". IN THIS REGARD, TELL US THE DATES OF YOUR PREFERRED STOCK ISSUANCES AND THOSE OF THE VARIOUS OPTIONS GRANTS, AND EXPLAIN IN FURTHER DETAIL THE BASIS FOR YOUR BELIEF THAT THE SALES PRICE OF THE PREFERRED STOCK IS EQUAL TO THE FAIR VALUE OF YOUR COMMON STOCK.

                  The Company supplementally advises the staff that the
            following table shows dates and pricing information of the Company's preferred stock issuances and option grants. As additional background information, the Company supplementally advises the staff that on February 17, 2004, it entered into an arm's length transaction with third party investors pursuant to which the Company sold 6,302,817 shares of Series A preferred stock with a liquidation price of $2.84. As set forth in the table below, on February 17, 2004, the Company also issued options to purchase a total of 2,042,498 shares of common stock. The Company issued options to purchase 125,000 shares and 125,000 shares of its common stock on July 6, 2004 and December 3, 2004, respectively, and sold 4,051,888 shares of its Series A preferred stock with a liquidation price of $2.84 on August 13, 2004. Given the absence of a market in the Company's securities during these times, and the fact that the Series A preferred stock was convertible to common stock on a 1-for-1 basis, the Company determined that the Company's common stock price at each of these times was equal to the price of its Series A preferred stock. From August 13, 2004 to December 3, 2004, there was no significant growth in the Company to justify an increase of the fair value of its common stock. Beginning in 2006, the Company revised the manner it which it determined the fair value of its common stock as described in "Management's discussion and analysis of financial condition and results of operations--Critical Accounting Policies and Estimates--Stock-based compensation" and in
            Note 4 of Notes to condensed consolidated financial statements.

                     --------------------------------------------------
                     DATE            OPTION GRANTS             EXERCISE
                                                               PRICE
                     --------------------------------------------------
                        2/17/2004   1,004,500 options            $1.55
                     --------------------------------------------------
                        2/17/2004   313,998 options              $1.85
                     --------------------------------------------------
                        2/17/2004   343,500 options              $2.25
                     --------------------------------------------------
                        2/17/2004   380,500 options              $2.84
                     --------------------------------------------------
                         7/6/2004   125,000 options              $2.84
                     --------------------------------------------------
                        12/3/2004   125,000 options              $2.84
                     --------------------------------------------------
                     DATE           SERIES A PREFERRED     STOCK PRICE
                     --------------------------------------------------
                        2/17/2004   6,302,817 shares             $2.84
                     --------------------------------------------------
                        8/13/2004   4,051,888 shares             $2.84
                     --------------------------------------------------

            There were no option grants made by the Company during 2005.

Securities and Exchange Commission     -9-                         July 13, 2006

      16. PLEASE PROVIDE ALL OF THE MD&A AND FINANCIAL STATEMENT DISCLOSURES RECOMMENDED BY THE AICPA FOR IPOS IN THEIR AUDIT AND ACCOUNTING PRACTICE AID SERIES "VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION."

                  In response to the staff's comment, the Company has revised the MD&A and financial statement disclosure in Amendment No. 1 to comply with the AICPA's recommendations.

            The Company supplementally advises the staff as follows:

                  It has determined the fair value of its common stock
            underlying stock options issued during the three month period ended March 31, 2006 to be $10.00 per share. The fair value of the common stock underlying the Company's stock options was determined by the Company after consideration of a number of factors deemed relevant and appropriate, as described below.

                  The AICPA's Practice Guide, "Valuation of
            Privately-Held-Company Equity Securities Issued as Compensation" defines fair value as: "The amount at which an asset could be bought or sold in a current transaction between willing parties, that is other than in a forced or liquidation sale."

                  Consistent with the Company's past practice (as described in the response to comment number 15 of the Comment Letter), the Company determined that the price per share of Series B preferred stock paid by investors as part of the Series B preferred stock financing in December 2005 and January 2006 of $4.03, and the fact that the Series B preferred stock was convertible on a 1-for-1 basis, served as the basis for the fair value of the common stock at the time of such financing and thus did not obtain a contemporaneous valuation by an unrelated valuation specialist.

                  Subsequent to such financing and at the time options were
            granted in February 2006, the Company concluded that the fair value of its common stock had increased significantly to $10.00 per share, as a result of the completion of the Series B preferred stock financing, recent developments in its business, its projected financial performance and the commencement of the process for a potential initial public offering of the Company. In reaching its conclusion, the Company took into account a number of factors, including: (i) the $4.03 conversion price of its Series B preferred stock issued in December 2005 and January 2006; (ii) the improved liquidity of the Company due to the receipt of net proceeds from the Series B preferred stock financing, resulting in cash and cash equivalents of over $60 million in the beginning of 2006, which would permit the Company to continue to fund working capital and a portion of its capital expenditure plan; (iii) recent business developments which the Company believed improved its operations and prospects, including substantial net increases in billable subscriber communicators activated on the Company's system during the fourth quarter of 2005 and the beginning of the first quarter of 2006 and customer wins with large resellers such as General Electric

Securities and Exchange Commission     -10-                        July 13, 2006

            Equipment Services; (iv) the then-current and projected increases in revenues and gross margins of the Company; (v) preliminary estimated price ranges related to the commencement of the Company's process for a potential initial public offering; and (vi) a discounted cash flow analysis of the Company's projected financial results.

                  The Company also considered the following factors in assessing the fair value: the fact that its common stock is an illiquid security of a private company without a trading market; the likelihood of a liquidity event, such as an initial public offering; and potential risks and uncertainties in its business. Determining the fair value of the Company's common stock requires making complex and subjective judgments and is subject to assumptions and uncertainties. The Company believes that it has used reasonable methodologies, approaches and assumptions consistent with the AICPA's Practice Guide, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" to determine the fair value of the Company's common stock.

BUSINESS, PAGE 57

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGE, PAGE 59

      17. PLEASE TELL US, AND PROVIDE INDEPENDENT SUPPORT FOR, THE BASIS FOR YOUR DISCLOSURE THAT YOUR GROUND INFRASTRUCTURE AND SUBSCRIBER COMMUNICATION EQUIPMENT IS "LESS COMPLEX AND LESS COSTLY" THAN THAT OF OTHER SATELLITE COMMUNICATIONS PROVIDERS.

                  In response to the staff's comment, the Company has revised its disclosure throughout Amendment No. 1 to clarify that the statements that the Company's ground infrastructure and subscriber communication equipment are "less complex and less costly" than that of other satellite communications providers is based on its belief. The Company also supplementally advises the staff that, based on its participation in industry conferences, market intelligence conducted by Company personnel (including reviews of competitor websites) and informal pricing information obtained from third parties, it believes that all three components of its communications system (the space segment, the ground/control segment and the subscriber segment) rely on well-established and readily available technologies (e.g., low bandwidth VHF broadcast technologies used in FM radios) that provide the Company with less complex and less costly hardware than its competitors. The Company respectfully submits that most of the information relating to the space and ground/control segments of other communications services providers is generally not made publicly available.

                  The Company's space segment is comprised of 30 small
            satellites, each weighing less than 100 pounds and measuring 42 inches in diameter and 6 inches in height (before deployment), that do not require the large propulsion systems to maintain orbit that large geostationary satellites require. The Company's satellites also use proven designs. As a result, the Company believes its satellites are less complex and less expensive to build, integrate and launch. In addition, the small size of the satellites and the Company's ability

Securities and Exchange Commission     -11-                        July 13, 2006

            to insert several satellites into multiple orbital planes from a single launch vehicle reduce the number of launches (and correspondingly, the expense) required to place its satellites in service.

                  The Company's ground/control segment also utilizes low-cost hardware and telecommunications switches, compared with satellite ground stations for low-Earth-orbit mobile satellite service providers operating above the 1GHz band, or big LEO systems, which require costly closed-loop tracking systems due to their narrow communications beam and constant satellite movement. Big LEO satellite systems also require ground stations to measure constantly a satellite's signal strength and reposition the antenna on the strongest received signal to ensure the lowest possible signal loss. By contrast, the Company's system has a large beam width that allows it to track and communicate with its satellites through an open loop system, not requiring as precise a positioning of the satellite. In addition, big LEO satellite systems are primarily focused on circuit-switched communications tailored for voice traffic, requiring more expensive and complex telecommunications equipment than the Company's data communications-only system.

                  For example, Globalstar LLC's system has 25 ground stations consisting of three or four dish antennas each, a switching station and remote operating controls. All of the switches and hardware are located on the ground, making the ground stations very costly. In addition, the telecommunications connections from Globalstar's ground stations to the public telephone network and/or its operations center require high bandwidth T1/E1 (greater than 1.544
            Mbps) service, compared to the less expensive 128 Kbps communications service used in the Company's system. Iridium Holdings LLC's ground infrastructure consists of three highly complex gateway earth stations. As with Globalstar, the telecommunications requirements for these gateway earth stations are complex and require high bandwidth connections to both the public telephone network and Iridium's operations center.

                  In its subscriber communicator segment, the Company has taken advantage of readily available, low-cost FM radio technology to reduce the size and per unit costs of its subscriber communicators to as low as $100 per communicator in volume. Based on publicly available information posted on the websites of our competitors and/or their distributors and resellers, the Company believes its subscriber communicator hardware is at least several hundred dollars less expensive than those of its competitors. For example, Iridium's 9522 L-Band model/transceiver costs between $1,164 and $1,325; the Skywave DMR-200D modem/transceiver for use on the Inmarsat plc communications system costs $650 per unit in volume; and Globalstar's SDM-1620 duplex modem costs between $850 and $999, while its less advanced simplex modem costs between $495 and $695. Set forth as Annex A to this letter is a list of hyperlinks to websites which contain the information referenced above. In addition, for the staff's convenience, the Company is supplementally providing herewith printed copies of the information available on these websites relating to subscriber communicator pricing.

Securities and Exchange Commission     -12-                        July 13, 2006

      18. PLEASE PROVIDE SUPPORT FOR YOUR STATEMENT THAT YOU ARE THE SOLE COMMERCIAL SATELLITE OPERATOR LICENSED TO OPERATE IN THE VHF SPECTRUM BY THE FCC OR ANY OTHER NATIONAL SPECTRUM OR
            RADIO-TELECOMMUNICATIONS REGULATORY AGENCY IN THE WORLD.

                  The Company supplementally advises the staff as follows:

                  The Company believes that the Federal Communications
            Commission ("FCC") has allocated spectrum in the VHF and UHF bands for non-voice, non-geostationary (or Little LEO) satellite systems and issued licenses in two processing rounds. The Company was originally licensed in the first Little LEO processing round, along with Starsys Global Positioning System, Inc. and Volunteers In Technical Assistance, Inc. ("VITA"). In the second Little LEO processing round, the FCC licensed three Little LEO satellite systems, E-Sat, Inc., Final Analysis Communication Services, Inc. and Leo One Worldwide, Inc., in addition to the Company's system and also authorized the Company to launch additional satellites. Starsys subsequently relinquished its license (STARSYS GLOBAL POSITIONING SYSTEM, INC., 17 FCC Rcd 16381 (2002) at n. 5, referencing its withdrawal letter dated August 4, 1997), as did VITA several years later (PUBLIC NOTICE, DA 05-3278, released December 22, 2005). Subsequently, Leo One voluntarily returned its license (LEO ONE WORLDWIDE, INC., 19 FCC Rcd 5369 (2004)), and the FCC declared null and void the licenses issued to E-Sat and Final Analysis for failure to meet the construction milestone conditions in their licenses (E-SAT, INC., 18 FCC Rcd 7662 (2003); FINAL ANALYSIS COMMUNICATION SERVICES, INC., 19 FCC Rcd 4768 (2004)). As a result, the Company respectfully notes that it is currently the only Little LEO satellite system licensed by the FCC for operation in the VHF band (spectrum below 300 MHz).

                  The Company has also revised the disclosure in Amendment No. 1 to clarify that the statements with regard to the other national spectrum or radio-telecommunications regulatory agencies are based on its knowledge. While the Company has not done an exhaustive search of every nation in the world, through its industry relationships, it is generally aware of any actual or proposed Little LEO or comparable satellite communications systems that have been made public and, to date, the Company is not aware of any other commercial operator licensed in the VHF spectrum in the world.

PRODUCTS AND SERVICES, PAGE 67

      19. PLEASE IDENTIFY ANY COMPANIES IN YOUR TABLE ON PAGE 68 WHO ARE END-USERS FROM WHICH YOU DO NOT DIRECTLY DERIVE REVENUE.

                  In response to the staff's comment, the Company has revised the table under "Business--Products and Services" in Amendment No. 1 to identify with an asterisk the companies that are end-users from which it does not directly derive revenues.

Securities and Exchange Commission     -13-                        July 13, 2006

SALES, MARKETING AND DISTRIBUTION, PAGE 71

      20. PLEASE EXPAND YOUR DISCLOSURE RELATING TO YOUR "IVAR ARRANGEMENT" TO CLARIFY, AND FURTHER DESCRIBE, THE TERMS OF SUCH ARRANGEMENT.

                  In response to the staff's comment, the Company has revised the disclosure under "Business--Sales, Marketing and Distribution" in Amendment No. 1 to clarify and further describe the terms of the Company's arrangements with its IVARs.

NETWORK CAPACITY, PAGE 84

      21. WE NOTE YOUR REFERENCE TO AN ANALYSIS IN 2005 INDICATING THAT YOUR MESSAGE PROCESSING EFFICIENCY WAS SUB-OPTIMAL. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE HOW PROCESSING EFFICIENCY IS MEASURED AND EXPLAIN, MORE SPECIFICALLY, IN WHAT WAYS YOUR SYSTEM WAS SUB-OPTIMAL.

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "The ORBCOMM communications system--System Status--Network capacity" in Amendment No. 1 describing how messaging processing efficiency is measured and explaining the ways in which the Company's system has been deemed to be sub-optimal.

      22. PLEASE REVISE TO EXPLAIN WHAT YOU MEAN BY YOUR STATEMENT THAT "ADDITIONAL SPECTRUM IN OUR VHF BAND HAS BEEN ABANDONED ... AND MAY BE MADE AVAILABLE FOR OUR USE BY THE FCC."

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "The ORBCOMM communications system--System Status--Network capacity" in Amendment No. 1. In addition, the Company respectfully notes that as discussed in the response to comment number 18 of the Comment Letter, the FCC has declared null and void, or accepted the surrender of, all of the other Little LEO licenses. Under the FCC's new satellite licensing procedures set forth in 47 C.F.R. ss. 25.157, the spectrum formerly held by those licensees is now available to new applicants (E.G., LEO ONE WORLDWIDE, INC., 19 FCC Rcd 5369 at P. 1: "The spectrum licensed to Leo One is now available to new applicants and will be considered on a first-come, first-served basis."). Under the FCC's rules, there is nothing to preclude the Company from applying to be licensed for this now available spectrum. SEE, AMENDMENT OF PART 25 OF THE COMMISSION'S RULES TO ESTABLISH RULES AND POLICIES PERTAINING TO THE SECOND PROCESSING ROUND OF THE NON-VOICE, NON-GEOSTATIONARY MOBILE SATELLITE SERVICE, 13 FCC Rcd 9111 (1997) at P. 13 (FCC declined to adopt its proposal to limit eligibility in the second processing round to applicants who are not already Little LEO licensees or their affiliates). Under the FCC's rules, if this spectrum remains available, and if the Company is the FIRST TO FILE an application for this spectrum and is

Securities and Exchange Commission     -14-                        July 13, 2006

            otherwise qualified to hold the license, then it should be licensed by the FCC to use some of this additional VHF and/or UHF spectrum.

NON-COMMON CARRIER STATUS, PAGE 86

      23. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE BRIEFLY THE EFFECTS TO YOU OF BEING DEEMED BY THE FCC TO PROVIDE SERVICES THAT ARE DESIGNATED COMMON CARRIER AND THE RESULTING OBLIGATIONS, RESTRICTIONS AND REPORTING REQUIREMENTS THAT WOULD BE APPLICABLE TO YOU.

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "The ORBCOMM communications system--Regulation of the System in the United States--Non-common carrier status" in Amendment No. 1.

BOARD OF DIRECTORS, PAGE 92

      24. YOUR DISCLOSURE STATES THAT DIRECTORS MAY BE REMOVED "ONLY FOR CAUSE." WE NOTE, HOWEVER, THAT SECTION 2.4 OF YOUR BYLAWS PROVIDES THAT DIRECTORS MAY BE REMOVED "WITH OR WITHOUT CAUSE" BY STOCKHOLDERS. IF DIRECTORS MAY BE REMOVED BY STOCKHOLDERS WITHOUT CAUSE, PLEASE REVISE YOUR FILING TO ADDRESS THIS.

                  The Company supplementally advises the staff that the
            disclosure regarding the removal of directors "only for cause" describes the provisions of the Company's Amended and Restated Certificate of Incorporation that will be adopted by the Company immediately prior to completion of the offering, rather than the provisions of the Company's current Amended and Restated By-laws previously filed as Exhibit 3.2 to the Form S-1. Article Seventh of the form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.3 to Amendment No. 1 corresponds with the disclosure contained in Amendment No. 1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 107

      25. REVISE TO DESCRIBE ANY MATERIAL DIFFERENCES BETWEEN THE TERMS OF YOUR GATEWAY EARTH STATION PURCHASE AND INSTALLATION SERVICE AGREEMENTS WITH ORBCOMM EUROPE AND SIMILAR AGREEMENTS WITH OTHER PARTIES.

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "Certain relationships and related party transactions--ORBCOMM Europe" in Amendment No. 1.

Securities and Exchange Commission     -15-                        July 13, 2006

SERIES B PREFERRED STOCK FINANCING, PAGE 112

      26. PLEASE DISCLOSE THE "CERTAIN CORPORATE ACTIONS" WHICH REQUIRE THE AFFIRMATIVE VOTE OF THE MAJORITY HOLDERS OF YOUR SERIES B PREFERRED STOCK; FILE THE STOCKHOLDERS' AGREEMENT AS AN EXHIBIT.

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "Certain relationships and related party transactions--Series B Preferred Stock Financing" in Amendment No. 1. The Company supplementally advises the staff that the stockholder protections that are referenced in Amendment No. 1 are set forth in the Third Amended and Restated Certificate of Incorporation (previously filed as Exhibit
            3.1 to the Form S-1), which will be superseded by the Amended and Restated Certification of Incorporation filed as Exhibit 3.3 to Amendment No. 1 that will be adopted by the Company immediately prior to completion of the offering. The stockholders' agreement that relates to holders of Series B preferred stock of the Company was previously filed as Exhibit 9.2 to the Form S-1.

PRINCIPAL STOCKHOLDERS, PAGE 115

      27. IDENTIFY THE INDIVIDUALS WHO BENEFICIALLY OWN THE SHARES HELD BY THE ENTITIES NAMED IN THE TABLE.

                  In response to the staff's comment, the Company has revised the Form S-1 to provide the requested disclosure under "Principal stockholders" in Amendment No. 1.

SELLING STOCKHOLDERS, PAGE 118

      28.   PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 507 OF REGULATION
            S-K.

                  The Company notes the staff's comment and will provide all information required by Item 507 of Regulation S-K regarding the selling stockholders and the shares of common stock to be sold for the account of the selling stockholders in a subsequent amendment to the Form S-1.

FINANCIAL STATEMENTS AND NOTES

GENERAL

      29. PLEASE UPDATE YOUR FINANCIAL STATEMENTS IN YOUR NEXT AMENDMENT TO FORM S-1. REFER TO RULE 3-12(A) OF REGULATION S-X.

                  The Company has updated the financial statements and other financial information in Amendment No. 1 to comply with Rule 3-12(a) of Regulation S-X.

Securities and Exchange Commission     -16-                        July 13, 2006

CONSOLIDATED BALANCE SHEETS, PAGE F-4

      30. EXPLAIN TO US WHY YOU DID NOT REPORT THE DIVIDENDS ACCRUED ON THE SERIES A PREFERRED STOCK AS A LIABILITY IN YOUR BALANCE SHEET AS OF DECEMBER 31, 2005.

                  The Company supplementally advises the staff as follows:

                  The Company believes the presentation of its Series A
            preferred stock at December 31, 2005 is in accordance with the provisions of Accounting Series Release No. 268 ("ASR 268") and EITF ABSTRACTS, Topic No. D-98, "Classification and Measurement of Redeemable Securities" ("EITF D-98"). As noted in ASR 268, "The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital."

                  EITF D-98 states that a redeemable preferred security should be adjusted to its redemption amount at each balance sheet date. EITF D-98 also indicates that the redemption amount at each balance sheet date for securities should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features for which ultimate payment is not solely within the control of the issuer. The Company's Third Amended and Restated Articles of Incorporation, as amended and restated effective December 30, 2005 in connection with the issuance of the Company's Series B preferred stock, defines the redemption value of the Series A preferred stock as "the Original Series A Issue Price per share, plus all declared and but unpaid dividends thereon". Accordingly, the Company has presented its Series A preferred stock at its redemption value (less issuance costs, net of accretion) in its December 31, 2005 balance sheet. In Note 11 of Notes to consolidated financial statements, the Company has in tabular format disclosed accrued dividends on its Series A preferred stock and has also included disclosure in Note 11 that such accrued dividends were paid in January 2006. The Company believes the presentation of its Series A preferred stock and related disclosures at December 31, 2005 are consistent with the guidance provided by EITF D-98.

      31. EXPAND THE PRO FORMA INFORMATION PRESENTED ON THE FACE OF THE BALANCE SHEET TO REFLECT YOUR PRO FORMA LIABILITY BALANCES. YOU SHOULD INCLUDE IN THIS INFORMATION THE AMOUNT OF ACCRUED AND UNPAID DIVIDENDS ON THE SERIES B PREFERRED STOCK THAT WILL BECOME DUE AND PAYABLE UPON COMPLETION OF THE OFFERING AND THE COMPANY'S CONTINGENT PAYMENT OBLIGATION IN CONNECTION WITH THE SATCOM TRANSACTION.

            SIMILARLY REVISE THE INFORMATION PRESENTED IN THE PRO FORMA COLUMN IN THE CAPITALIZATION DATA ON PAGE 30.

                  In response to the staff's comment, the Company confirms that it will provide the requested disclosure on the face of the condensed consolidated balance sheet as of March 31, 2006 and in the pro forma column in the Capitalization data under "Capitalization" in

Securities and Exchange Commission     -17-                        July 13, 2006

            a further amendment to the Form S-1 once the estimated price range for the offering has been determined and the amount of the contingent payment can be determined.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7

      32. IT APPEARS YOUR DEFERRED FINANCING COSTS MAY BE AKIN TO INTEREST EXPENSE. PLEASE REVISE TO PRESENT PAYMENTS FOR DEFERRED FINANCING COSTS AS CASH USED IN OPERATING ACTIVITIES OR EXPLAIN TO US WHY IT IS NOT NECESSARY FOR YOU TO DO SO. IN ADDITION, ANY PAYMENTS MADE TO REDEEM DEBT CARRIED AT A DISCOUNT SHOULD BE ALLOCATED BETWEEN INTEREST AND PRINCIPLE WITH THE INTEREST PORTION (THE DISCOUNT AMOUNT) INCLUDED WITHIN OPERATING CASH FLOWS.

                  The Company supplementally advises the staff that based on the guidance provided by EITF Issue No. 95-13, "Classification of Debt Issue Costs in the Statements of Cash Flows", the EITF reached a consensus that cash payments for debt issue costs should be classified in the statement of cash flows as a financing activity. Consistent with this guidance, the Company believes that it has properly classified the payments for deferred financing costs as a financing activity. Payments made to repay debt carried at a discount have been allocated between principal and interest and the interest portion of such payments has been included within the Company's cash flows from operations. As disclosed in Note 9 of Notes to consolidated financial statements, the unamortized balances of debt discount and deferred charges have been recorded as a loss on extinguishment of debt and reflected as an adjustment to cash flows from operations in the statements of cash flows.

NOTE 1. ORGANIZATION AND BUSINESS, PAGE F-8

COMPUTATION OF NET LOSS PER COMMON SHARE

      33. TO PROVIDE TRANSPARENCY, ADVISE US AND DISCLOSE HOW YOU COMPUTE THE PRO FORMA EARNING PER SHARE AMOUNT PRESENTED ON THE FACE OF THE INCOME STATEMENTS.

                  In response to the staff's comment, the Company has revised the Form S-1 to add the requested disclosure under Note 20 of Notes to consolidated financial statements and Note 5 of Notes to condensed consolidated financial statements in Amendment No. 1.

Securities and Exchange Commission     -18-                        July 13, 2006

NOTE 16. RELATED PARTY TRANSACTIONS, PAGE F-30

ORBCOMM EUROPE

      34. EXPLAIN TO US YOUR BASIS IN GAAP FOR CONSOLIDATING ORBCOMM EUROPE, INCLUDING YOUR CONSIDERATION OF FIN 46R.

                  The Company supplementally advises the staff that it has
            concluded that ORBCOMM Europe LLC, ("ORBCOMM Europe") should be consolidated in the Company's financial statements under GAAP subsequent to the acquisition of Satcom International Group Plc. ("Satcom") pursuant to the provisions of FIN 46(R). The key factors considered by the Company in reaching that conclusion are as follows:

                  1. ORBCOMM Europe does not meet any of the scope exceptions specified in paragraphs 4(a) through 4(h) of FIN 46(R). Paragraph 4 of FIN 46(R) provides that all entities are subject to the interpretation except for entities specified in items (a) through
            (h) of paragraph 4. ORBCOMM Europe does not meet any of the criteria in items (a) through (g). Item (h) indicates that an entity that is deemed to be a "business" under the definition in Appendix C of FIN 46(R) need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity.

                  At October 7, 2005, the acquisition date of Satcom by the
            Company, ORBCOMM Europe was essentially inactive, with no employees, minimal tangible assets and no strategic management, operational or resource management processes. While ORBCOMM Europe did recognize minimal revenues during 2005, the contract under which those revenues were generated had been in place for several years and had been in place prior to the entity ceasing active operations. The Company has concluded that ORBCOMM Europe had none of the elements described in Appendix C necessary for it to conduct normal operations and did not meet the definition of a business at October 7, 2005. As a result, the Company believes that ORBCOMM Europe does not meet the scope exception of paragraph 4(h) of FIN 46(R) and is subject to evaluation under the provisions of FIN 46(R).

                  2. The Company believes that ORBCOMM Europe meets the
            definition of a variable interest entity that is subject to consolidation under FIN 46(R). Paragraph 5 of FIN 46(R) indicates that an entity shall be subject to consolidation according to the provisions of FIN 46(R) if, by design, the conditions in paragraph 5(a), (b), or (c) exist. Pursuant to Paragraph 5(a), if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, the entity will be subject to consolidation under FIN 46(R).

                  ORBCOMM Europe had nominal equity as of October 7, 2005. Its total equity was approximately $5,000 (50% from Satcom and 50% from OHB Technology A.G.). At

Securities and Exchange Commission     -19-                        July 13, 2006

            October 7, 2005 ORBCOMM Europe had an accumulated deficit of approximately $1.6 million. ORBCOMM Europe's activities had been financed since inception by delaying payment of accounts payable, including amounts owed to the Company, advances from OHB Technology A.G. and from its minimal revenues. The equity investment at risk at inception and at the date of acquisition was not sufficient for ORBCOMM Europe to finance its activities without additional subordinated financial support and therefore ORBCOMM Europe is a variable interest entity subject to consolidation pursuant to FIN 46(R).

                  3. The Company is the primary beneficiary of ORBCOMM Europe.
            Paragraph 12 of FIN 46(R) indicates that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. Both the Company and OHB Technology A.G., when considering their direct interests and indirect related party interests could be considered the primary beneficiary of ORBCOMM Europe. However, the Company has concluded that it is the party within the related party group that is most closely associated with ORBCOMM Europe. This conclusion is based on the fact that ORBCOMM Europe is an international licensee and reseller of the Company's service in the numerous jurisdictions. OHB Technology A.G. manufactures satellite equipment. The Company also has the greater exposure to ORBCOMM Europe's expected losses as it holds the greater portion of notes payable by ORBCOMM Europe.

      35. REFER TO AIRTIME CREDITS GRANTED TO MCS. EXPLAIN TO US YOUR BASIS UNDER GAAP FOR NOT RECORDING THE AIRTIME CREDITS AS A LIABILITY AT THE DATE OF THE ACQUISITION OF THE ASSETS OF THE PREDECESSOR COMPANY.

                  The Company supplementally advises the staff as follows: At the time the Company acquired the assets of ORBCOMM Global L.P. (the "Predecessor Company"), the Company and ORBCOMM Europe had no obligation to provide airtime credits or future service discounts to European Company for Mobile Communications Services N.V. ("MCS") and its country representatives. In January 2002, ORBCOMM Europe entered into an agreement to provide MCS and certain of its shareholders future service discounts in the aggregate amount of Euro 3,736,000 as an incentive for MCS and the MCS shareholders to participate in the business of ORBCOMM Europe as country representatives. The amount of future service discounts granted equaled the future service discounts MCS and the MCS shareholders claimed they were owed by the Predecessor Company at the time the Predecessor Company filed for bankruptcy. Concurrently with ORBCOMM Europe's agreement with MCS, the Company entered into an agreement to provide a corresponding amount of airtime credits to ORBCOMM Europe to be utilized to satisfy the future service discount to MCS and the MCS shareholders. The agreements explicitly state that the

Securities and Exchange Commission     -20-                        July 13, 2006

            discounts can only be applied to the payment of future invoices and that the future service discounts may not be converted into cash or the right to receive cash at anytime. The future service discounts granted by ORBCOMM Europe may be applied (i) by MCS in payment of up to 100% of each invoice received from ORBCOMM Europe until the balance of the future service discounts is reduced to zero; and (ii) by each MCS shareholder in payment of up to 50% of each invoice received from ORBCOMM Europe until the balance of the future service discounts is reduced to zero. Correspondingly, the airtime credits may be used by (i) ORBCOMM Europe in payment of up to 100% of each invoice received from the Company relating to MCS and; and (ii) by ORBCOMM Europe in payment of up to 50% of each invoice from the Company relating to the MCS shareholders.

                  As discussed in Note 16 of Notes to consolidated financial statements, the Company has not recorded the airtime credits as a liability for the following reasons: (i) the Company has no obligation to pay unused airtime credits in cash to ORBCOMM Europe if ORBCOMM Europe does not utilize the credits; and (ii) the airtime credits can only be utilized by ORBCOMM Europe to reduce payments for services purchased from the Company by ORBCOMM Europe for MCS or MCS shareholders.

                  The Company has accounted for the airtime credits in
            accordance with the guidance provided by Issue 4 of EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)". In Issue 4, the EITF reached a consensus that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor should recognize the "cost" of the sales incentive at the later of the following:

            a. The date at which the related revenue is recognized by the vendor.

            b. The date at which the sales incentive is offered (which would be the case when the sales incentive is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).

                  Consistent with this guidance, the Company believes it
            properly excluded the airtime credits as a liability at the date of grant of the credits. This conclusion is also consistent with Example 8 of Appendix A of EITF 01-09. In addition, consistent with the guidance provided by Issue 1 of EITF 01-09, the Company believes it appropriately records the airtime credits as a reduction to revenue when they are utilized, because the Company will not receive an identifiable benefit that is sufficiently separable from the Company's sale of services.

Securities and Exchange Commission     -21-                        July 13, 2006

                  In certain circumstances ORBCOMM Europe may utilize airtime credits for up to 100% of the amount of an invoice for services from the Company, which results in the Company not recognizing any revenue on the provision of its services in those situations. Based on the guidance provided by Issue 5 of EITF 01-09, a vendor should not recognize a liability for the sales incentive prior to the date at which the related revenue is recognized by the vendor. Consistent with this guidance, the Company believes it properly excluded the airtime credits as a liability at the date of grant of the credits. See Note 17 of Notes to consolidated financial statements.

NOTE 17. COMMITMENTS AND CONTINGENCIES, PAGE F-33

      36. DISCLOSE WHY YOU DID NOT ACCRUE A LOSS IN CONNECTION WITH THE QUAKE LITIGATION AND THE ORBCOMM ASIA LITIGATION. ALSO TELL US AND DISCLOSE YOUR ACCOUNTING POLICY FOR ACCRUING LOSS CONTINGENCIES. REFER TO SFAS 5 AND FIN 14.

                  In response to the staff's comment, the Company has revised the disclosure in Note 17 of Notes to consolidated financial statements and Note 14 of Notes to condensed consolidated financial statements to disclose why the Company did not incur a loss in connection with the Quake and ORBCOMM Asia litigations. In addition, the Company has added additional disclosure in Note 3 of Notes to consolidated financial statements under the heading "--Loss Contingencies" and in the disclosure under "Management's discussion and analysis of financial condition and results of operations--Critical Accounting Policies and Estimates" relating to the Company's policy for accruing loss contingencies.

PART II

ITEM 17.  UNDERTAKINGS, PAGE II-5

      37. PLEASE INCLUDE THE UNDERTAKINGS REQUIRED BY ITEM 512(A)(5)(II) AND 512(A)(6) OF REGULATION S-K. REFER TO RULE 430C(D) AND RULE 424(B)(3).

                  The Company respectfully submits that it does not believe the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K apply to the Form S-1 as the Company's common stock being registered is not to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended, and the Company is not relying on Rule 430C(d) of the Securities Act of 1933, as amended.

                                    * * * * *

Securities and Exchange Commission     -22-                        July 13, 2006

                  We are also delivering to each of Peggy Fisher, Eduardo
            Aleman, Andrew Mew and Robert Littlepage of the staff courtesy copies of (i) Amendment No. 1 with exhibits, marked to show changes from the Form S-1, and (ii) this response letter. In connection with the filing of Amendment No. 1, the Company is also submitting a request, pursuant to Rule 406 under the Securities Act and Rules 80(b)(3) and 80(b)(4) under the Freedom of Information Act, for an order granting confidential treatment to certain portions of certain exhibits to Amendment No. 1. A copy of the request is also being delivered to Mr. Aleman to facilitate the staff's review of the request. On behalf of the Company, we respectfully request that the staff coordinate its review of Amendment No. 1 and the request for confidential treatment so as to avoid any unnecessary delay in the registration process.

                  Please telephone Sey-Hyo Lee at (212) 408-5122 or, in his
            absence, James Laws at (212) 408-5547, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Sey-Hyo Lee by facsimile at (646) 710-5122.

                                                Very truly yours,

                                                /s/ Chadbourne & Parke LLP


Enclosures

VIA EDGAR AND HAND DELIVERY

cc:     Peggy Fisher
        Eduardo Aleman
        Andrew Mew
        Robert Littlepage

                                     ANNEX A

IRIDIUM SATELLITE LLC  (HTTP://WWW.IRIDIUM.COM)

HTTP://WWW.SATWEST.COM/MIVA/MERCHANT.MV?SCREEN=PROD&STORE_CODE=S&PRODUCT_CODE=
IRI-9522&CATEGORY_CODE=SBD

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